FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES  RECORD DATE FOR STOCK SPLIT

3 For 2 Stock Split Overwhelmingly Approved by Shareholders

Calgary, Alberta – Thursday, September 29, 2005 – JED Oil Inc. (Amex: JDO) announced that at the special meeting of the shareholders held yesterday, the proposed split of the common stock on a 3 for 2 basis was overwhelmingly approved.  Approximately 82% of the outstanding stock was voted at the meeting and 99.98% was voted in favor.  The board of directors has set Monday, October 10, 2005 as the Record Date for the split.  Persons holding common stock of record on October 10, 2005 shall receive an additional share of common stock for each two shares of common stock held.

No action is required by shareholders to receive the additional shares.  On the payment date of Wednesday, October 12, 2005, certificates representing the additional shares of common stock will be issued by JED’s registrar and transfer agent, Olympia Trust Company, and sent to the shareholders on the Record Date.  Shareholders who hold their shares in a brokerage account will have the additional shares electronically deposited to their accounts on the payment date of Wednesday, October 12, 2005, or shortly thereafter.  No fractional stock will be issued and any resulting fractions will be rounded up to the next highest number of shares of common stock.

“It is anticipated that the stock split will increase the liquidity in the common stock and make it available to a larger segment of the investing public,” stated Tom Jacobsen, CEO of JED.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED does not anticipate direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED will finance the cost of development drilling in exchange for interests in the revenue generated by the properties.

Company Contacts:

or

 Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 836-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com